ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS SUPPLEMENT

DATED MAY 7, 2018 AND PROSPECTUS DATED MARCH 28, 2016)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-210423

GLP Capital, L.P.

GLP Financing II, Inc.

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Prospectus (as supplemented through and including the date hereof, the “Preliminary Prospectus”). The information in this term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus.

Terms applicable to the $500 million 5.250% Senior Notes due 2025 (the “2025 notes”)

Title of Security:	5.250% Senior Notes due 2025

Principal Amount:	$500 million

Coupon (Interest Rate):	5.250% per annum

Yield to Maturity:	5.250%

Scheduled Maturity Date:	June 1, 2025

Public Offering Price:	100.000% plus accrued interest, if any, from May 21, 2018

Gross Proceeds:	$500 million

Net Proceeds to Issuers before Estimated Expenses:	$495.425 million

CUSIP / ISIN Numbers:	361841 AJ8 (CUSIP)
US361841AJ81 (ISIN)

Terms applicable to the $500 million 5.750% Senior Notes due 2028 (the “2028 notes”)

Title of Security:	5.750% Senior Notes due 2028

Principal Amount:	$500 million

Coupon (Interest Rate):	5.750% per annum

Yield to Maturity:	5.750%

Scheduled Maturity Date:	June 1, 2028

Public Offering Price:	100.000% plus accrued interest, if any, from May 21, 2018

Gross Proceeds:	$500 million

Net Proceeds to Issuers before Estimated Expenses:	$495.425 million

CUSIP / ISIN Numbers:	361841 AK5 (CUSIP)
US361841AK54 (ISIN)

Terms applicable to the 2025 notes and the 2028 notes (collectively, the “notes”)

Issuers:	GLP Capital, L.P. (the “Operating Partnership”) and GLP Financing II, Inc. (“Capital Corp.” and, together with the Operating Partnership, the “Issuers”)

Guarantor:	Gaming and Leisure Properties, Inc.

Interest Payment Dates:	June 1 and December 1 of each year, commencing on December 1, 2018

Record Dates:	May 15 and November 15 of each year

Distribution:	SEC Registered (Registration No. 333-210423)

Trade Date:	May 7, 2018

Settlement Date:	The settlement date of the notes is expected to be May 21, 2018, the 10th business day following the trade date (such settlement date being referred to as “T+10”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially settle in T+10 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Citizens Capital Markets, Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Fifth Third Securities, Inc.
SunTrust Robinson Humphrey, Inc.
J.P. Morgan Securities LLC Credit Agricole Securities (USA) Inc. Barclays Capital Inc.

The Guarantor and the Issuers have filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Guarantor has filed with the SEC that are incorporated by reference into the Preliminary Prospectus for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Wells Fargo Securities, LLC by calling 800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.